UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 3)

Jamba, Inc.

(Name of Subject Company)

Jay Merger Sub, Inc.

(Offeror)

Focus Brands Inc.

(Parent of Offeror)
(Names of Filing Persons)

Common stock, par value $0.001 per share

(Title of Class of Securities)

47023A309

(CUSIP Number of Class of Securities)

Sarah Powell
Executive Vice President, General Counsel and Secretary
Focus Brands Inc.
5620 Glenridge Dr. NE
 Atlanta, GA 30342
(404) 255-3250
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)
With a copy to:

Jeffrey D. Marell	Eric Wang
Paul, Weiss, Rifkind, Wharton & Garrison LLP	Jennifer Gallo
1285 Avenue of the Americas	Brandee Diamond
New York, NY 10019	DLA Piper LLP (US)
(212) 373-3000	2000 University Avenue
East Palo Alto, CA 94303
(650) 833-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$206,763,050	$25,742

*                 Calculated solely for purposes of determining the filing fee. The transaction value was calculated by adding (a) 15,663,317 shares of common stock, par value $0.001 per share (the “Shares”), of Jamba, Inc., a Delaware corporation (“Jamba”), issued and outstanding, multiplied by the offer price of $13.00 per Share, (b) 333,125 Shares issuable pursuant to outstanding options to acquire Shares from Jamba with an exercise price less than the offer price of $13.00 per share, multiplied by $1.5913, which is the offer price of $13.00 per share minus the weighted average exercise price for such options of $11.4087 per share, and (c) 200,756 Shares issuable pursuant to outstanding time-based restricted stock units multiplied by the offer price of $13.00. The calculation of the filing fee is based on information provided by Jamba, Inc. as of August 10, 2018.

**          The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2018, issued August 24, 2017, by multiplying the transaction value by 0.0001245.

☒          Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $25,742	Filing Party: Jay Merger Sub, Inc.

Form or Registration No: Schedule TO-T	Date Filed: August 15, 2018

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒   third-party tender offer subject to Rule 14d-1.

☐            issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐            Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐            Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and together with any subsequent amendments and supplements thereto, the “Schedule TO”), filed with the Securities and Exchange Commission on August 15, 2018 by Jay Merger Sub, Inc. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Focus Brands Inc. (“Parent”), a Delaware corporation.  The Schedule TO relates to the tender offer by Purchaser for any and all of the outstanding shares of common stock, par value $0.001 per share (“Shares”), of Jamba, Inc. (“Jamba”), at a price of $13.00 per Share, without interest, net to the seller in cash, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 15, 2018 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”, a copy of which is attached as Exhibit (a)(1)(B), and which, together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”).

All the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Amendment.

Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as set forth below:

“The Offer and withdrawal rights expired as scheduled one minute following 11:59 p.m. (12:00 midnight), Eastern Time, on Wednesday, September 12, 2018. The Depositary has indicated that, as of the Expiration Time, a total of 12,907,556 (including Shares with respect to which notices of guaranteed delivery were delivered but which Shares were not yet delivered) have been validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 82.4% of the outstanding Shares as of the Expiration Time. The number of Shares validly tendered and not properly withdrawn pursuant to the Offer satisfies the Minimum Tender Condition. All conditions to the Offer having been satisfied or waived, Purchaser has accepted for payment and will promptly pay for all such Shares in accordance with the Offer.

As a result of its acceptance of the Shares tendered in the Offer, Purchaser acquired a sufficient number of Shares to complete the Merger without a vote of the stockholders of the company pursuant to Section 251(h) of the DGCL. Accordingly, on September 13, 2018, Parent and Purchaser will consummate the Merger pursuant to Section 251(h) of the DGCL. Pursuant to the Merger Agreement, in the Merger, each Share that was issued and outstanding immediately prior to the Effective Time (other than Shares (i) owned by Jamba as treasury stock, (ii) owned by Parent, Purchaser or any wholly owned subsidiary of Parent or Jamba and (iii) held by Jamba stockholders who properly demand and do not lose or withdraw their appraisal rights under Delaware law) will be converted automatically into the right to receive $13.00 in cash, without interest and less any applicable withholding taxes (which is the same amount per Share paid in the Offer). Following the Merger, all Shares will be delisted from NASDAQ and deregistered under the Exchange Act.”

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SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

FOCUS BRANDS INC.

	By:	/s/ Sarah E. Powell
		Name:	Sarah E. Powell
		Title:	Executive Vice President, General Counsel and Secretary

JAY MERGER SUB, INC.

	By:	/s/ Sarah E. Powell
		Name:	Sarah E. Powell
		Title:	Executive Vice President, General Counsel and Secretary

Dated: September 13, 2018

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EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated August 15, 2018.*

(a)(1)(B)	Letter of Transmittal, dated August 15, 2018.*

(a)(1)(C)	Notice of Guaranteed Delivery, dated August 15, 2018.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated August 15, 2018.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated August 15, 2018.*

(a)(1)(F)	Summary Advertisement, as published in The New York Times on August 15, 2018.*

(a)(5)(A)

Joint Press Release issued by Focus Brands Inc. and Jamba, Inc., dated August 2, 2018 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K by Jamba, Inc. filed on August 2, 2018).

(b)(1)

Base Indenture, dated as of April 6, 2017, by and among Focus Brands Funding LLC, Carvel Funding LLC and McAlister’s Funding LLC, as co-issuers, and Citibank, N.A., as trustee and securities intermediary.*

(b)(2)

Series 2017-1 Supplement to Base Indenture, dated as of April 6, 2017, by and among Focus Brands Funding LLC, Carvel Funding LLC and McAlister’s Funding LLC, as co-issuers, and Citibank, N.A., as trustee and series 2017-1 securities intermediary.*

(b)(3)

Class A-1 Note Purchase Agreement, dated as of April 6, 2017, by and among Focus Brands Funding LLC, Carvel Funding LLC and McAlister’s Funding LLC, as co-issuers, the guarantors party thereto, Focus Brands Inc., as manager, the conduit investors party thereto, the financial institutions party thereto, certain funding agents, and Barclays Bank plc and Coöperatieve Rabobank, U.A., New York Branch, as co-administrative agents.*

(d)(1)

Agreement and Plan of Merger, dated as of August 1, 2018, by and among Focus Brands Inc., Jay Merger Sub, Inc. and Jamba, Inc. (incorporated by reference to Exhibit 2.1 to Jamba, Inc.’s Current Report on Form 8-K filed on August 2, 2018).

(d)(2)	Mutual Nondisclosure Agreement, dated March 30, 2018, by and between Jamba, Inc. and Focus Brands Inc.*

(d)(3)

Form of Tender and Support Agreement, by and among Focus Brands Inc., Jay Merger Sub, Inc. and each stockholder party thereto (incorporated by reference to Exhibit 99.1 to Jamba, Inc.’s Current Report on Form 8-K filed on August 2, 2018).

(g)	None.

(h)	None.

* Previously filed.

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